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18007044

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SEC Mail Processing Section
MAR 09 2018
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Digital Offering, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1121 Glenneyre Street
(No. and Street)

Laguna Beach (City) CA (State) 92651 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM GORDON McBEAN (949) 300-2240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 92765 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, William Gordon McBean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Digital Offering, LLC, as of December 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[Signature] 3/7/18

Signature

Chairman & CFO

Title

See attached acknowledgement dated MAR. 7, 2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- N/A [x] (m) A copy of the SIPC Supplemental Report.
- N/A [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of ***California***)

County of ***Orange***)

On MAR 7, 2017 before me ***Mehdi Zahedi,*** notary public Personally appeared

- WILLIAM GORDON MCBEAN -

who proved to me on the basis of satisfactory evidence to be the personwhose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies),~~ and that by he/~~she/they~~ signature~~(s)~~ on the instrument the person~~(s),~~ or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MEHDI ZAHEDI
COMM...2135028
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. December 23, 2019

Signature Mehdi Zahedi

Mehdi Zahedi, notary public

Notary Seal

OPTIONAL

Though the information below is not required by law, it may prove valuable to person(s) relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Title or type of Document: Annual audited report, form X-17A-5, PRT III

Document Date MAR 7, 2018 Number of pages: 3 PGS (including this page)

DIGITAL OFFERING LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

As of and for the Year ended December 31, 2017

DIGITAL OFFERING LLC
YEAR ENDED DECEMBER 31, 2017
TABLE OF CONTENTS

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Member
Digital Offering, LLC
Laguna Beach, CA 92651

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Digital Offering, LLC, as of December 31, 2017 and the related statement of loss, changes in member's equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3(exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the "financial statements"). In my opinion, the financial statements present fairly, in all material respects, the financial position of Digital Offering, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Digital Offering, LLC's management. My responsibility is to express an opinion on Digital Offering, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and I am required to be independent with respect to Digital Offering, LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
I have served as Digital Offering, LLC's auditor since 2016.

Rocklin, CA
February 22, 2018

DIGITAL OFFERING LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2017

Assets	
Cash and Cash Equivalents	
Wells Fargo - Current Account	$8,186
Total Cash and Cash Equivalents	**$8,186**
Current Assets	
Advance to Employee	$7,000
Intangible Assets:Website	$4,797
Intangible Assets:Website:Amortization of website	-$4,797
Prepaid Expenses	$438
Total Current Assets	**$7,438**
Property, Plant and Equipment	
Furniture and Equipment	$4,705
Furniture and Equipment:Acc Dep - Furniture & Equipment	-$4,705
Office Equipment - Computer	$2,600
Office Equipment - Computer:Acc Dep - Office Equipment	-$2,600
Total Property, Plant and Equipment	**$0**
Other Non-current Assets	
Allowance For Bad Debts	-$7,000
Total Other Non-current Assets	**-$7,000**
Total Assets	**$8,624**
Liabilities and Equity	
Equity	**$8,624**
Total Liabilities and Equity	**$8,624**

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
STATEMENT OF LOSS
For the Year Ended December 31, 2017

REVENUE		
Other revenue – finders fees, referral fees and reimbursements	$	31,756
Total Revenue		31,756
COSTS AND EXPENSES		
Direct commission costs		19,819
Professional and regulatory expenses		25,277
Other administrative expenses		25,951
Total Costs and Expenses		71,047
OPERATING LOSS		(39,291)
OTHER (EXPENSES) AND INCOME		
Total Other Expenses, net		0
NET LOSS	$	(39,291)

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2017

	Total
Balance, January 1, 2017	$ 36,915
Capital Contribution	11,000
Net loss	(39,291)
Balance, December 31, 2017	$ 8,624

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

		2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		(39,291)
Adjustments to reconcile net loss to net cash used in operating activities:		4,525
Depreciation and amortization		
Expense for bad debt		7,000
Changes in operating assets and liabilities:		
Decrease in assets:		
Prepaid expenses and other current assets		13,700
Net Cash Used in Operating Activities		(14,066)
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contribution		11,000
Net Cash Used in Financing Activities		11,000
Decrease in Cash and Cash Equivalents		(3,066)
CASH AND CASH EQUIVALENTS, Beginning of Year		11,252
CASH AND CASH EQUIVALENTS, END OF YEAR	$	8,186
SUPPLEMENTAL INFORMATION		
Interest Paid		$0
California Taxes Paid		$1,600

The accompanying notes are an integral part of these financial statements

1. *Organization and Description of business*

Organization

Digital Offering, Inc. ("DO", "Digital Offering" or the "Company") was formed on July 13, 2012 as a corporation in the State of Delaware. On April 10, 2013, DO converted from Digital Offering, Inc., a Delaware corporation, to Digital Offering LLC, a limited liability company by filing a certificate of conversion with the Secretary of State of the State of Delaware and adopting and approving other necessary documentation. The duration of the Company is perpetual, unless dissolved pursuant to the provisions of the limited liability company operating agreement. The Company is registered as broker-dealer with the Securities and Exchange Commission, and is member of the Financial Industry Regulatory Authority ("FINRA").

On November 17, 2015, the Company formed a wholly-owned subsidiary, which is a Delaware corporation named DO Holdings, Inc. ("Holdco"). On the same day, Holdco formed another subsidiary, which is a Delaware corporation named DO Merger Sub, Inc. ("Merger Sub"). Also on the same day, the Company, Holdco and Merger Sub entered into an Agreement and Plan of Merger and Reorganization (the "Plan of Merger") pursuant to which the Company agreed to merge with and into Merger Sub with the Company surviving the merger. The merger was completed on December 21, 2015 and the Company is now a wholly-owned subsidiary of Holdco. On December 21, 2015, the Company's board of managers also distributed to Holdco as the sole member of the Company all of the Company's rights, title and interest in and to (a) all compensation warrants then held by the Company and (b) all equity interests then held by the Company in FreeRealTime LLC. (see Note 4).

On December 21, 2015, Holdco, as the sole member of the Company, adopted the second amended and restated operating agreement of the Company which provides that Holdco is the sole member of the Company owning 100% of the outstanding membership interests of the Company. All profits and losses of the Company are allocated to Holdco. The Company received the approval of the restructuring from FINRA on December 15, 2015.

The Company acts as an investment and merchant bank and serves its issuer clients as placement agent in connection with private placements of securities. The Company also intends to act as placement agent in connection with offerings of securities under Regulation A of the Securities Act of 1933. The Company leverages a technology platform to facilitate private placements and Regulation A offerings. The Company, as an introducing broker-dealer, earns commission income from private placement transactions and Regulation A offerings when the private placement transaction or Regulation A offering closes.

Going Concern Considerations

The Company has historically relied on its current members to meet its cash flow requirements. The Company believes that if necessary, it could raise additional equity or debt capital from members to satisfy its capital needs for the next twelve months.

Regulations

The Company is a registered broker-dealer and as such is subject to the continual oversight by those who regulate its industry including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action including fines. There are no violations to disclose at December 31, 2017 and to the date of issuance of these accompanying financial statements.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. At times, the Company's cash balances exceeded the current insured amounts under the Federal Deposit Insurance Corporation. The Company has incurred no losses for the year ended December 31, 2017.

Property, Plant and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures that extend the life, increase the capacity, or improve the efficiency of property and equipment are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation is recognized using the straight-line method over the following approximate useful lives:

	Useful Life
Furniture and Fixtures	5 years

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2014 to the present, generally for three year after they are filed.

2. Summary of Significant Accounting Policies – continued

Revenue Recognition

Commission revenue

The Company, as an introducing broker-dealer, earns commission income from private placement transactions when the private placement transaction closes. Commissions are earned when the terms of the offering are met and the offering is closed.

Other revenue – finders fees, referral fees and reimbursements

Other revenue includes non-refundable deposits from clients and finder fees and referral fees.

Concentration of revenue

No one customer accounted for more than 10% of revenues for the year ended December 31, 2017.

Advertising costs

Advertising costs are expensed when incurred. There were no advertising costs for the year ended December 31 2017.

3. Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

4. Property, Plant and Equipment

Property, plant and equipment, is summarized as follows:

	Useful Lives	2017
Furniture and Equipment	5 years	$ 7,306
Less Accumulated Depreciation		7,306
Net Book Value		$ 0

Depreciation expense for the year ended December 31, 2017 was $1,647.

5. Intangible Assets

Intangible Assets are summarized as follows:

	Useful Lives	2017
Website Development Costs	3 years	$ 4,797
Less Accumulated Amortization		(4,797)
Net Book Value		$ 0

Amortization expense for the year ended December 31, 2017 was $2,878.

6. Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company. The Member is taxed individually on its shares of the Company's earnings. The Company's net income or loss is allocated to the member in accordance with the operating agreement of the Company. The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax.

7. Related Party Transactions

In January 2016, the Company entered in to cost sharing arrangement with its parent Company DO Holdings, Inc. ("DO Holdings") pursuant to which DO Holdings will be responsible for the payment of certain expenses of the Company. At this time DO Holdings provides free office space with no expectation of reimbursement. Other than being provided office space, there were no related party transactions during the year ended December 31st, 2017.

William Gordon McBean, the Company's Chairman & CFO has made loans to DO Holdings totaling $94,550 that have subsequently been used as invested capital in the Company. Although Mr. McBean is willing to continue to make loans to DO Holdings, management feels there will no longer be a need for such loans as it has entered into an agreement with Cambria Asset Management LLC where it will acquire 90% of the Company in return for a minimum of $100,000 in working capital and $1,000,000 in technology enhancements. Cambria Asset Management made a loan to DO Holdings on January 31st 2018 as a good faith deposit in anticipation of approval of the new ownership by FINRA.

8. Net Capital Requirement

The Company is "registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

At December 31 2017, the Company had net capital of $8,186 and excess net capital of $3,186. Its aggregate indebtedness to net capital ratio was 0.0 to 1, as computed under SEC Rule 15c3-1.

9. Contracts and agreements

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

10. SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for year ending December 31st, 2017 because the Company's SIPC Net Operating Revenues are under $500,000.

11. Subsequent Event

Management has reviewed the results of operations for the period of time from its year end December 31st, 2017 through February 22nd, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

In January 2018 the company entered into an agreement with Cambria Asset Management LLC ("Cambria") whereas will acquire a 90% membership interest in the Company in return for a minimum of $100,000 in working capital as well as a commitment to invest a minimum of $1,000,000 in technology to help grow the Company's business. Cambria advanced DO Holdings an initial $10,000 in January 2018 that will in turn be invested in the Company.

DIGITAL OFFERING LLC

SUPPLEMENTAL INFORMATION
SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2017

Net Capital:			
Total Member's Equity			$ 8,624
Deductions and/or Charges:			
Property, Plant and Equipment, net			0
Marketable securities – available for sale - warrants			0
Investment – cost method			0
Intangible assets, net and prepaid expenses			(438)
Net Capital			$ 8,186
Aggregate Indebtedness:			
Accrued expenses	$ 0		
Payroll tax liabilities	0		
Total Aggregated Indebtedness		$ 0	
Computation of Basic Net Capital Requirement:			
Minimum Net Capital Required	A	$ 0	
Minimum Dollar Amount Required	B	$ 5,000	
Greater of A or B			$ 5,000
Excess Net Capital			$ 3,186
Net Capital - (Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required			$ 2,186
Ratio: Aggregate Indebtedness to Net Capital			0.00

All other reports required under SEC Rule 15c-3 are not applicable to the Company

Reconciliation with Computation included in Part IIA of FOCUS Report

Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the Company's computation filed with Part IIA of its FOCUS Report are not material in amount. Accordingly, no reconciliation is deemed necessary.

DIGITAL OFFERING LLC

SCHEDULE II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 As of December 31st, 2017

A computation of reserve requirement is not applicable to Digital Offering LLC as the Company qualifies for exemption under Rule 15c-3-3 (k) (2) (i)

DIGITAL OFFERING LLC

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

As of December 31st, 2017

Information relating to possession or control requirements is not applicable to Digital Offering LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Member
Digital Offering, LLC
Laguna Beach, CA 92651

I have reviewed management's statements, included in the accompanying Digital Offering, LLC (the "Company") Exemption Report in which (1) Digital Offering, LLC identified the following provisions of 17C.F.R. §15c3-3(k) under which the Digital Offering, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) ("exemption provisions"), and (2) the Digital Offering, LLC stated that the Digital Offering, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Digital Offering, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Digital Offering, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 22, 2018

DIGITAL OFFERING

February 22nd, 2018

Securities and Exchange Commission
100 Street NE
Washington D.C 20549

To whom it may concern:

Digital Offering LLC claims exemption from Rule 15c3-3 under SEA Rule 15c3-3 section (k) paragraph 2(i) as of December 31, 2017 and for the year ended December 31, 2017. Paragraph 2 states The provisions of this rule shall not be applicable to broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)". To our best knowledge and belief we did not identify any exceptions to this exemption during the year.

Kind Regards,

Gordon McBean
Chairman
Digital Offering LLC